Exhibit 99.1
ASX ANNOUNCEMENT (ASX: NVX)

NOVONIX AND POWERCO AMEND SUPPLY AGREEMENT

Chattanooga, TN (USA), 19 October 2026– NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials company, today announced that it has entered into an amended and restated supply framework agreement with PowerCo SE (“PowerCo”), the battery company of the Volkswagen Group. This amended and restated agreement replaces the offtake agreement disclosed on 25 November 2024 and provides that the parties will negotiate in good faith the terms of a new offtake agreement (including volume and price) once NOVONIX completes PowerCo's qualification process and obtains the applicable industrial certifications. For industrial certifications, the ISO 9001 certification has been achieved, and the ISO 14001 certification is expected in 2027. The timing of the completion of the PowerCo qualification process will depend on market conditions.

NOVONIX and PowerCo entered into a non-exclusive Testing and Development Agreement in May 2024 and subsequently entered into a binding offtake agreement in November 2024, which provided for a minimum supply of 32,000 tonnes over five years beginning in 2027, subject to agreed milestones relating to final mass-production qualification, compliance criteria, and financing commitments. That supply was intended for PowerCo’s St. Thomas, Ontario gigafactory, which was to commence production in 2027.

These changes reflect the evolution of the electric vehicle and battery markets since the original agreement was executed in 2024, particularly in North America, including changes in the timing and pace of electric vehicle adoption, battery production plans and demand forecasts, and the trade, tariff, and regulatory environment. These developments have affected battery manufacturers and, in turn, the timing and requirements for suppliers of battery materials.

“The revised agreement provides a practical path forward that recognizes current market conditions,” said Mike O’Kronley, Chief Executive Officer of NOVONIX. “Our focus is on successfully completing qualification, demonstrating our ability to produce high-performance synthetic graphite at commercial scale, and building a competitive domestic supply base for this critical battery material.”

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

ASX ANNOUNCEMENT (ASX: NVX)

About NOVONIX

NOVONIX is helping to build a resilient North American battery materials supply chain to reduce risk and support U.S. energy independence. Headquartered in Chattanooga, Tennessee, the company produces high-performance synthetic graphite AAM for lithium-ion batteries, serving energy storage, grid resilience, national security, defense, electric vehicles, and industrial markets. Through proprietary technologies and expanding manufacturing capacity, NOVONIX is scaling critical battery materials to meet growing global demand.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Investors: ir@novonixgroup.com
Media: media@novonixgroup.com

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements about the Company and the industry in which it operates. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include, among others, statements regarding the successful completion qualification processes and the timing thereof, the achievement of applicable industrial certifications and the timing thereof, the negotiation and terms of any future offtake,supply, or other agreements , the Company’s ability to produce and supply high-performance synthetic graphite at commercial scale, expectations for customer demand or market conditions, the impacts of economic uncertainty, tariffs, and other legislation on the Company and its timely achievement of targets and customer milestones, the Company’s market position in general, and efforts to develop a North American battery materials supply chain.

The Company has based such statements on current expectations and projections about future events and trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the timely deployment and scaling of its furnace technology, ability to meet the

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

ASX ANNOUNCEMENT (ASX: NVX)

technical specifications and demand of existing and future customers, the accuracy of estimates regarding market size, expenses, future revenue, capital requirements, needs and access for additional financing, the availability and impact and compliance with the applicable terms of government funding and other support, ability to obtain patent rights effective to protect its technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such technologies and processes, and regulatory and economic developments in the United States, Australia, and other jurisdictions. These and other factors that could affect its business and results are included in its filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies of these filings may be obtained by visiting the Company’s Investor Relations website at www.novonixgroup.com or the SEC’s website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. The Company undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com